UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 0-12015

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTHCARE SERVICES GROUP, INC.

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTHCARE SERVICES GROUP, INC.

3220 Tillman Drive

Suite 300

Bensalem, Pennsylvania 19020

Healthcare Services Group

Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and for the year ended December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees:

Healthcare Services Group, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of the year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Edison, New Jersey

June 28, 2012

HEALTHCARE SERVICES GROUP, INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,

	2011	2010
Assets
Investments at fair value	$2,435,685	$2,472,536

Receivables:
Participant contributions	1,947	2,356

Net Assets Available for Benefits	$2,437,632	$2,474,892

The accompanying notes are an integral part of these statements.

HEALTHCARE SERVICES GROUP, INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31,

	2011	2010
Additions
Additions attributable to:
Contributions:
Participant	$229,304	$243,596
Earnings on Investments:
Interest and dividends	57,110	28,272
Net (depreciation) appreciation in fair value of investments	(84,838)	202,327

	(27,728)	230,599

Other income	108	2,011

Total Additions	201,684	476,206

Deductions
Benefit payments	(238,916)	(83,283)
Other	(28)	—

Total Deductions	(238,944)	(83,283)

Net (decrease) increase	(37,260)	392,923

Net Assets Available for Benefits, beginning of year	2,474,892	2,081,969

Net Assets Available for Benefits, end of year	$2,437,632	$2,474,892

The accompanying notes are an integral part of these statements.

HEALTHCARE SERVICES GROUP, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE A—DESCRIPTION OF PLAN

The following description of the Healthcare Services Group, Inc. Retirement Savings Plan, dated October 1, 1999, as amended, (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended, commenced October 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is a defined contribution plan covering all salaried employees who have one year of service (1,000 hours) and have attained the age of twenty-one or older with the exception of employees whose employment is governed by a collective bargaining agreement.

Contributions

Each year, participants may contribute up to 15% of their pretax annual compensation as defined in the Plan. Participants may also elect to have all or a portion of their elective deferrals to be treated as catch-up or Roth contributions subject to the limitations of the Plan. Unlike the regular deferrals, Roth contributions are included in the participant’s current income; however, qualified distributions from a designated Roth account are not included in income. There are no employer-matching contributions as defined in the Plan. A participant may elect to commence salary reductions as of the first day of the month coinciding with the date the employee satisfied the eligibility requirements.

Participants may also rollover to the plan amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various options offered by the Plan.

Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions plus actual earnings thereon. Allocations are determined by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The plan does not include a provision for participants to borrow money.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.

HEALTHCARE SERVICES GROUP, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011 AND 2010

Administrative Expenses

All administrative expenses were paid by the plan sponsor, Healthcare Services Group, Inc. (the “Company”).

Benefit Payments

On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or monthly, quarterly, semi-monthly or annual installments. No disability benefits, other than those payable upon termination of employment, are provided in the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

A Participant who has attained the age of 59  1/2 years may elect to receive a distribution of all or a portion of the vested amounts then credited to the Participant’s account. The Participant will still continue to be eligible to participate in the Plan.

A Participant may elect to receive an advance distribution for hardship under certain conditions as defined in the Plan and as subject to the evaluation of the Plan Administrator based on whether certain conditions have been satisfied.

NOTE B—SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Recognition

Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized appreciation (depreciation) of investments and net realized gains (losses) on the sale of investments during the period. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are calculated based on the weighted-average cost.

HEALTHCARE SERVICES GROUP, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011 AND 2010

Benefit Payments

Participants’ withdrawals are recorded when paid.

Fair Value of Financial Instruments

The Plan’s financial instruments consist principally of marketable securities. The Plan’s marketable securities consist of the common stock of the Company, mutual funds and a money market fund. We, in accordance with U.S. GAAP, define fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date under current market conditions (exit price). We believe recorded values of all of our financial instruments approximate their current fair values because of their nature and availability of quoted market values or market corroborated inputs.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance for improving disclosures about fair value measurements. The new guidance requires new disclosures for transfers in and out of Level 1 and 2 classifications and for more detail about the activity in Level 3 fair value measurements. The new guidance also clarifies previous disclosure requirements by increasing the level of disaggregation to the class level for investments and by requiring more disclosures about inputs and valuation techniques for fair value measurements in Level 2 and Level 3. We are currently evaluating the impact, if any, that this standard update will have on the Plan’s financial statements.

NOTE C—INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets as of:

	December 31,
	2011	2010
BlackRock Money Market Fund (PNC; Note E)	$619,497	$596,098
Healthcare Services Group, Inc. common stock (Note E)	180,863	168,476
T Rowe Equity Income	159,915	*
Fidelity Advisor Equity Income Fund	*	192,284
Growth Fund of America	157,553	161,831
Janus Adviser Forty Fund	145,899	204,299
MFS Int’l New Discovery	*	170,369

*    Balance did not represent at least 5% of Net Plan Assets

HEALTHCARE SERVICES GROUP, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011 AND 2010

During 2011 and 2010, the Plan’s investments (including realized and unrealized gains and losses) depreciated by $84,838 and appreciated by $202,327, respectively as follows:

	December 31,
	2011	2010
Mutual Funds	$(99,763)	$182,345
Healthcare Services Group, Inc. common stock (Note E)	14,920	19,982
Collective Fund (PNC; Note E)	5	—

	$(84,838)	$202,327

NOTE D—PLAN TERMINATION

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.

NOTE E—PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a money market and investment contract fund managed by PNC. PNC is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions.

In addition, certain plan investments are shares of the common stock of the Company. Healthcare Services Group, Inc. is the Plan sponsor as defined by the Plan and, therefore, transactions involving stock of the Company qualify as party-in-interest transactions. The Plan held 10,224 and 10,355 shares of Healthcare Services Group, Inc. common stock with a quoted market value of $180,863 and $168,476 at December 31, 2011 and 2010, respectively.

NOTE F—TAX STATUS OF PLAN

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2001 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Company received a favorable determination letter dated February 1, 2010 related to the Plan’s amendments. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan Administrator has also concluded there are no uncertain positions taken or expected to be taken or associated interest or penalties, there are no audits of the Plan for any tax periods in progress, and that the Plan is not subject to income tax examinations for years prior to 2008.

HEALTHCARE SERVICES GROUP, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011 AND 2010

NOTE G—RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE H—FAIR VALUE MEASUREMENTS

The Plan utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs on the hierarchy, consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are the lowest priority, they are unobservable and should be used to measure fair value to the extent that observable inputs are not available. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of our assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

HEALTHCARE SERVICES GROUP, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011 AND 2010

Certain of the Plan’s assets are reported at fair value in the accompanying statements of net assets available for benefits. Such assets include cash and cash equivalents and marketable securities. The following tables provide fair value measurement information for the Plan’s financial assets as of December 31, 2011 and 2010:

	Fair Value Measurement Using:
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2011
Common Stock	$180,863	$—	$—	$180,863
Mutual Funds
Balanced and Lifestyle	165,651	—	—	165,651
Fixed Income	173,981	—	—	173,981
International	126,393	—	—	126,393
Large Cap Blend	83,074	—	—	83,074
Large Cap Growth	436,484	—	—	436,484
Large Cap Value	279,858	—	—	279,858
Mid Cap Growth	32,092	—	—	32,092
Mid Cap Value	14,095	—	—	14,095
Small Cap Growth	2,471	—	—	2,471
Small Cap Value	200,006	—	—	200,006
Specialty	118,444	—	—	118,444
Money Market Fund	—	619,497	—	619,497
Collective Fund	—	2,263	—	2,263
Cash	513	—	—	513

Total Assets at Fair Value	$1,813,925	$621,760	$—	$2,435,685

December 31, 2010
Common Stock	$168,476	$—	$—	$168,476
Mutual Funds
Balanced and Lifestyle	87,047	—	—	87,047
Fixed Income	177,953	—	—	177,953
International	181,058	—	—	181,058
Large Cap Blend	86,566	—	—	86,566
Large Cap Growth	508,088	—	—	508,088
Large Cap Value	322,779	—	—	322,779
Mid Cap Growth	52,685	—	—	52,685
Small Cap Value	201,126	—	—	201,126
Specialty	90,108	—	—	90,108
Money Market Fund	—	596,098	—	596,098
Cash	552	—	—	552

Total Assets at Fair Value	$1,876,438	$596,098	$—	$2,472,536

HEALTHCARE SERVICES GROUP, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011 AND 2010

The valuation methodologies used for the Plan assets measure at fair value are as follows:

Common Stock (Healthcare Services Group, Inc.)—valued at closing price reported on the NASDAQ on which the individual securities are traded.

Mutual Funds—valued at the net asset value (“NAV”) of the shares held by the plan at year end.

Money Market and Collective Fund—valued at the net asset value held by the plan at year end.

Cash—valued at cost, which approximates fair value.

As a practical expedient, fair value of our money market and collective funds is valued at the NAV as determined by the custodian of the fund. The money market fund includes short-term United States dollar denominated money-market instruments. The collective fund primarily includes short-term United States dollar denominated money-market instruments and fixed income securities. The money market and collective funds can be redeemed at their NAV at its measurement date as there are no significant restrictions on the ability of participants to sell this investment. The fair value of the collective fund approximates contract value, which represents contributions made under the contract, plus interest less withdrawal and administration expense. Under certain circumstances, collective fund unit holders may receive payment of redemption over a period of up to twelve months.

HEALTHCARE SERVICES GROUP, INC.

RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SCHEDULE H, LINE 4I OF FORM 5500

(a)		(c)
Party-In- Interest	(b) Identity of Issue	Description of Investment	(e) Current Value
	AIM Global Health Care Fund	Mutual Fund	59,561
	American Balanced Fund	Mutual Fund	70,253
	American Century MidCp Val A	Mutual Fund	14,095
	American Century Sm Cap Value	Mutual Fund	63,781
	American Century Value Fund	Mutual Fund	34,716
	American Euro-Pacific Growth Fund	Mutual Fund	15,459
	Baron Growth Fund	Mutual Fund	2,471
	BlackRock Core Bond Port A	Mutual Fund	5,789
	BlackRock GNMA Fund Cls A	Mutual Fund	66,708
*	BlackRock Money Market Fund (PNC)	Money Market Fund	619,497
	Federated High Income Bond Fund	Mutual Fund	74,590
	Federated Stock Trust	Mutual Fund	85,227
	Fidelity Advisor New Insight	Mutual Fund	88,532
	Franklin Small-Mid Growth	Mutual Fund	32,092
	Growth Fund of America	Mutual Fund	157,553
*	Healthcare Services Group	Common Stock	180,863
*	Healthcare Services Stock Liquidity	Cash	513
	Income Fund of America	Mutual Fund	61,181
	Janus Adviser Forty Fund	Mutual Fund	145,899
	Janus Fund Cls S	Mutual Fund	44,501
	MFS Core Equity Cls A	Mutual Fund	21,892
	MFS Int’l New Discovery Fund	Mutual Fund	110,934
	MFS Technology Fund Cl A	Mutual Fund	58,883
	My Retire 2015 Livestrong Portfolio A	Mutual Fund	63,345
	My Retire 2025 Livestrong Portfolio A	Mutual Fund	2,948
	My Retire 2035 Livestrong Portfolio A	Mutual Fund	24,727
	My Retire 2045 Livestrong Portfolio A	Mutual Fund	2,118
	My Retire Inc. Livestrong Income Port A	Mutual Fund	2,260
	Pimco Tot Ret Fd - Adm Shares	Mutual Fund	26,894
*	PNC Investment Contract Fund	Collective Fund	2,263
	Royce Low Priced Stock Fund	Mutual Fund	93,178
	Royce Opportunity Fund	Mutual Fund	43,047
	T Rowe Equity Income	Mutual Fund	159,915

			$2,435,685

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Healthcare Services Group, Inc. Retirement Savings Plan

Date: June 28, 2012	/s/ Richard W. Hudson
By: Richard W. Hudson
Title: Chairman of Plan Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 28, 2012, with respect to the financial statements and supplemental schedule included in the Annual Report of the Healthcare Services Group, Inc. Retirement Savings Plan on Form 11-K for the year ended December 31, 2011. We hereby consent to the incorporation by reference of said report in the Registration Statement of Healthcare Services Group, Inc. on Form S-8 (File No. 333-92835, effective December 15, 1999).

/s/ GRANT THORNTON LLP

Edison, New Jersey

June 28, 2012